

# Mundoval Fund
## Global Value Investing

### Traditional vs. Roth IRA's

While both Traditional and Roth IRA's offer tax advantages for retirement savings, there are several differences, outlined below.

Consult your tax advisor or www.irs.gov for eligibility criteria and other details of IRA investing.

### Traditional IRA

Contributions: may be tax-deductible.

Growth: investment earnings, dividends, and capital gains grow tax-deferred.

Withdrawals: taxed as ordinary income.

### Roth IRA

Contributions: are not tax deductible, subject to income limits.

Growth: investment earnings, dividends, and capital gains grow tax-free.

Withdrawals: if qualified, are tax-free.

### Learn More

### IRA's > the Potential of Tax-Deferred Investing

An illustration of how compounding over time may help investors accumulate greater retirement savings



$1,245,724
IRA Earnings
Total Contributions
$1,065,724
$180,000
$565,604
$425,604
$140,000
$250,577
$150,577
$100,000
Age 25-70
Age 35-70
Age 45-70

### Get an Early Start >

A 25-year-old investor making maximum annual IRA contributions may see a nearly 7-fold increase in account value by age 70.*

*THE CHART IS AN ILLUSTRATION ONLY. IT DOES NOT REPRESENT THE PERFORMANCE OF THE MUNDOVAL FUND OR ANY SECURITY. The chart assumes: a $5,000 annual IRA contribution on January 1 of each year for the age ranges shown until age 50 when the contribution increases to $6,000; an 8% annual rate of return; no taxes on earnings, dividends, or capital gains; no investment management fees. Account values would be less if taxes and management fees were applied. Regular annual IRA investments do not guarantee positive performance and do not protect against losses when market values fall.

### Time remains for 2009 IRA Contributions >

Eligible investors have until April 15, 2010 to contribute to their IRA for 2009.

### Maximizing Contributions >

Eligible investors may contribute up to $5,000 (or $6,000 for those aged 50+) in 2009 and in 2010.

Consult yor tax advisor or visit www.irs.gov for eligibility criteria and other details of IRA investing.